UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Cynergistek, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

23258P105

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399-5402

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		945,545 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

945,545 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,545 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1% (See Item 5)
14	TYPE OF REPORTING PERSON

IA; OO

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CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		648,016 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

648,016 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

648,016 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		648,016 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

648,016 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

648,016 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

JOSEPH M. MANKO, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		945,545 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

945,545 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,545 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 23258P105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Cynergistek, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11940 Jollyville Road, Suite 300-N, Austin, Texas 78759.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), with respect to the Shares directly owned by it;
(ii)	Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), as the general partner of HCPF;
(iii)	Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), as the investment manager of HCPF and of a certain managed account (the “Horton Managed Account”); and
(iv)	Joseph M. Manko, Jr. (“Mr. Manko”), as the Managing Member of each of HCP and HCM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103.

(c)       The principal business of HCPF is purchasing, holding and selling securities for investment purposes. The principal business of HCP is serving as the general partner of HCPF. The principal business of HCM is serving as the investment manager of HCPF and the Horton Managed Account. The principal occupation of Mr. Manko is serving as the managing member of HCP and HCM.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Manko is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of HCPF and HCM through the Horton Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except for an aggregate of 111,647 Shares, as set forth in Schedule A, which were purchased by HCPF pursuant to a letter agreement, dated February 7, 2020, between HCPF and an unaffiliated third party (the “February 7 Letter Agreement”), 55,823 Shares of which HCPF then sold to HCM through the Horton Managed Account pursuant to a letter agreement, dated February 10, 2020, between HCPF and HCM (the “February 10 Letter Agreement” and together with the February 7 Letter Agreement, the “Letter Agreements”).

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CUSIP No. 23258P105

The aggregate purchase price of the 648,016 Shares beneficially owned by HCPF is approximately $2,198,641, including brokerage commissions.

The aggregate purchase price of the 297,529 Shares held in the Horton Managed Account is approximately $916,860, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,337,711 Shares outstanding, as of November 10, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

A.	HCPF
(a)	As of the close of business on February 13, 2020, HCPF beneficially owned 648,016 Shares.

Percentage: Approximately 6.3%

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CUSIP No. 23258P105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 648,016
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 648,016

(c)	The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.       HCP

(a)	As the general partner of HCPF, HCP may be deemed the beneficial owner of the 648,016 Shares owned by HCPF.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 648,016
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 648,016

(c)	HCP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	HCM
(a)	As of the close of business on February 13, 2020, 297,529 Shares were held in the Horton Managed Account. HCM, as the investment manager of HCPF and the Horton Managed Account, may be deemed the beneficial owner of the (i) 648,016 Shares owned by HCPF and (ii) 297,529 Shares held in the Horton Managed Account.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 945,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 945,545

(c)	The transactions in the Shares by HCM through the Horton Managed Account and on behalf of HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.       Mr. Manko

(a)	As the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the (i) 648,016 Shares owned by HCPF and (ii) 297,529 Shares held in the Horton Managed Account.

Percentage: Approximately 9.1%

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CUSIP No. 23258P105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 945,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 945,545

(c)	Mr. Manko has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of HCPF and HCM through the Horton Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 14, 2020, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Horton Capital Partners Fund, LP, Horton Capital Partners LLC, Horton Capital Management, LLC and Mr. Manko, dated February 14, 2020.

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CUSIP No. 23258P105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	HORTON CAPITAL PARTNERS FUND, LP
	By:	Horton Capital Partners, LLC, its general partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

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CUSIP No. 23258P105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HORTON CAPITAL PARTNERS FUND, LP

Purchase of Common Stock	12,500	3.0261	12/16/2019
Purchase of Common Stock	10,478	2.9721	12/18/2019
Purchase of Common Stock	50,000	2.9301	12/19/2019
Purchase of Common Stock	2,582	3.0000	12/20/2019
Purchase of Common Stock	24,933	2.9600	12/24/2019
Purchase of Common Stock	2,500	3.0000	12/27/2019
Purchase of Common Stock	4,091	3.6929	02/04/2020
Purchase of Common Stock	111,647[1]	3.6000	02/07/2020
Sale of Common Stock	(55,823)[2]	3.6000	02/10/2020

HORTON CAPITAL MANAGEMENT, LLC

(Through The Horton Managed Account)

Purchase of Common Stock	150,261	2.9307	12/19/2019
Purchase of Common Stock	7,746	3.0000	12/20/2019
Purchase of Common Stock	74,799	2.9600	12/24/2019
Purchase of Common Stock	1,400	3.0000	12/26/2019
Purchase of Common Stock	7,500	3.0000	12/27/2019
Purchase of Common Stock	55,823[3]	3.6000	02/10/2019

________________________

1 Represents a purchase of shares pursuant to the February 7 Letter Agreement defined and described in Item 3 of the Schedule 13D

2 Represents a sale of shares pursuant to the February 10 Letter Agreement defined and described in Item 3 of the Schedule 13D

3 Represents a purchase of shares pursuant to the February 10 Letter Agreement defined and described in Item 3 of the Schedule 13D